                              PROSPECTUS SUPPLEMENT
                      (To Prospectus dated March 17, 2004)

                           ACACIA RESEARCH CORPORATION

                                3,500,000 SHARES

                ACACIA RESEARCH-ACACIA TECHNOLOGIES COMMON STOCK

--------------------------------------------------------------------------------

Acacia Research Corporation is offering 3,500,000 shares of our Acacia Research-Acacia Technologies common stock. The Acacia Research-Acacia Technologies common stock is intended to reflect the performance of Acacia Research Corporation's Acacia Technologies group. Holders of Acacia Research-Acacia Technologies common stock, however, are common stockholders of Acacia Research Corporation and are subject to all of the risks of an equity investment in Acacia Research Corporation and all of our businesses, assets and liabilities.

Our Acacia Research-Acacia Technologies common stock is traded on the Nasdaq National Market under the ticker symbol "ACTG." The last reported sales price of our Acacia Research-Acacia Technologies common stock on February 8, 2005, was $5.68 per share.

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INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON
PAGE S-1.

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                                     PER SHARE           TOTAL
                                   -------------      -----------
Offering Price                         $5.60          $19,600,000


We estimate the total expenses of this offering will be approximately $25,000.

We expect that delivery of the shares of Acacia Research-Acacia Technologies common stock being offered under this prospectus supplement will be made to investors on or about February 10, 2005.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

           The date of this prospectus supplement is February 9, 2005

                                TABLE OF CONTENTS

Risk Factors..................................................  S-1
Special Note Regarding Forward-Looking Statements.............  S-1
Market Price and Dividends On Our Stock.......................  S-2
Capitalization................................................  S-3
The Offering..................................................  S-4
Use of Proceeds...............................................  S-4
Dilution......................................................  S-5
Plan of Distribution..........................................  S-6
Legal Matters.................................................  S-6

                           --------------------------

     This prospectus supplement describes the specific terms of this offering and other matters relating to us and our financial condition.

     The accompanying prospectus gives more general information about securities we may offer from time to time, some of which may not apply to the Acacia Research-Acacia Technologies common stock offered by this prospectus supplement. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, the information in this prospectus supplement shall control.

     We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy common stock, nor do this prospectus supplement and the accompanying prospectus constitute an offer to sell or the solicitation of an offer to buy common stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus supplement and any accompanying prospectus is delivered or common stock is sold on a later date.

     Information that we file with the SEC subsequent to the date on the cover will automatically update and supersede the information contained in this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed in the accompanying prospectus and any filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, from the date of the accompanying prospectus until we issue all of the common stock offered pursuant to this prospectus supplement and the accompanying prospectus.

                                  RISK FACTORS

     AN INVESTMENT IN OUR ACACIA RESEARCH-ACACIA TECHNOLOGIES COMMON STOCK INVOLVES VARIOUS RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED ON PAGES 2 TO 20 OF THE PROSPECTUS ACCOMPANYING THIS PROSPECTUS SUPPLEMENT, TOGETHER WITH THE OTHER INFORMATION CONTAINED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, BEFORE PURCHASING OUR COMMON STOCK. IF ANY OF THE RISKS DISCUSSED IN THE ACCOMPANYING PROSPECTUS ACTUALLY OCCUR, OUR BUSINESS, OPERATING RESULTS, PROSPECTS OR FINANCIAL CONDITION COULD BE HARMED. THIS COULD CAUSE THE MARKET PRICE OF OUR ACACIA RESEARCH-ACACIA TECHNOLOGIES COMMON STOCK TO DECLINE AND COULD CAUSE YOU TO LOSE ALL OR PART OF YOUR INVESTMENT.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus supplement contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are statements that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words "may," "will," "expect," "believe," "estimate," "anticipate," "intend," "continue," and other similar expressions or the negative of these terms. You should be aware that the matters described in our forward-looking statements are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Statements regarding the following subjects are forward-looking by their nature:

     o    our business strategies;
     o    market trends and risks;
     o    assumptions regarding economic conditions;
     o    circumstances affecting anticipated revenues and costs; and
     o    legislative, regulatory and competitive developments.

     These forward-looking statements are subject to various risks and uncertainties, including those related to:

     o    the recent slowdown affecting technology companies;
     o    our ability to successfully develop products;
     o    rapid technological change in our markets;
     o    anticipated sources of future revenues;
     o    changes in demand for our future products;
     o    our ability to raise capital in the future; and
     o    the adequacy of our capital resources to fund our operations.

     Other risks, uncertainties and factors, including those discussed under "Risk Factors" in the prospectus accompanying this prospectus supplement or described in reports that we file from time to time with the Securities and Exchange Commission, such as our quarterly and annual reports, could cause our actual results to differ materially from those projected in any forward-looking statements we make. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                     MARKET PRICE AND DIVIDENDS ON OUR STOCK

RECENT MARKET PRICES

     Acacia Research Corporation's two classes of common stock, Acacia Research-CombiMatrix common stock and Acacia Research-Acacia Technologies common stock, commenced trading on the Nasdaq Stock Market on December 16, 2002. The two classes of common stock were created as a result of Acacia Research Corporation's recapitalization that was approved by Acacia Research Corporation's stockholders on December 11, 2002. The two classes of stock replaced Acacia Research Corporation's common stock formerly traded on the Nasdaq stock market under the symbol ACRI. Acacia Research-CombiMatrix common stock and Acacia Research-Acacia Technologies common stock are now listed on the Nasdaq National Market System. Acacia Research-CombiMatrix common stock is intended to reflect the performance of Acacia Research Corporation's CombiMatrix group, and Acacia Research-Acacia Technologies common stock is intended to reflect the performance of Acacia Research Corporation's Acacia Technologies group.

     The high and low bid prices for our Acacia Research-Acacia Technologies common stock as reported by NASDAQ for the periods indicated are as follows. Such prices are inter-dealer prices without retail markups, markdowns or commissions and may not necessarily represent actual transactions.


      ------------------------------------------------------------------
                                                        HIGH       LOW
      ------------------------------------------------------------------
      YEAR ENDED DECEMBER 31, 2003:
      ------------------------------------------------------------------
      Fourth Quarter                                    $8.58     $4.71
      ------------------------------------------------------------------
      Third Quarter                                     $6.73     $1.25
      ------------------------------------------------------------------
      Second Quarter                                    $1.75     $0.99
      ------------------------------------------------------------------
      First Quarter                                     $2.40     $0.96
      ------------------------------------------------------------------

      ------------------------------------------------------------------
      YEAR ENDED DECEMBER 31, 2004:
      ------------------------------------------------------------------
      Fourth Quarter                                    $5.60     $3.91
      ------------------------------------------------------------------
      Third Quarter                                     $7.14     $2.77
      ------------------------------------------------------------------
      Second Quarter                                    $7.25     $4.84
      ------------------------------------------------------------------
      First Quarter                                     $7.50     $5.15
      ------------------------------------------------------------------

     On February 8, 2005, there were approximately 334 owners of record of Acacia Research-Acacia Technologies stock and Acacia Research-CombiMatrix stock. The majority of the outstanding shares of Acacia Research-Acacia Technologies stock are held by a nominee holder on behalf of an indeterminable number of ultimate beneficial owners.

DIVIDEND POLICY

     To date, we have not declared or paid any cash dividends with respect to our capital stock, and the current policy of the board of directors is to retain earnings, if any, to provide for the growth of Acacia Research Corporation. Consequently, we do not expect to pay any cash dividends in the foreseeable future. Further, there can be no assurance that our proposed operations will generate revenues and cash flow needed to declare a cash dividend or that we will have legally available funds to pay dividends.

                                 CAPITALIZATION

     The following table sets forth our actual capitalization as of September 30, 2004, and our capitalization as adjusted to give effect to the issuance of 3,500,000 shares of our Acacia Research-Acacia Technologies common stock in this offering at an assumed offering price of $5.60 per share.

     The information set forth in the following table should be read in conjunction with, and is qualified in its entirety by, the financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2003, and in our Quarterly Report on Form 10-Q for the quarter ended September 20, 2004, which are incorporated by reference into the accompanying prospectus.

---------------------------------------------------------------------------------------------------
                                                                        AS OF SEPTEMBER 30, 2004
---------------------------------------------------------------------------------------------------
                                                                      HISTORICAL    AS ADJUSTED(1)
---------------------------------------------------------------------------------------------------
                                                                        (dollars in thousands)
---------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:
Preferred stock                                                     $          -     $         -
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Acacia Research Corporation, par value $0.001 per
share; 10,000,000 shares authorized; no shares
outstanding                                                                    -               -
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Common stock
---------------------------------------------------------------------------------------------------
Acacia Research-Acacia Technologies common stock,
par value $0.001 per share, 50,000,000 authorized;
19,739,984 shares issued and outstanding; 23,239,984
shares issued and outstanding, as adjusted                                    20              23
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Acacia Research-CombiMatrix common stock, par value
$0.001 per share, 50,000,000 authorized; 26,328,122
shares issued and outstanding; 26,328,122 shares issued
and outstanding, as adjusted                                                  31              31
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Additional paid-in capital                                               263,462         283,034
---------------------------------------------------------------------------------------------------
Deferred stock compensation                                                    1               1
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Accumulated comprehensive loss                                               (59)            (59)
---------------------------------------------------------------------------------------------------
Accumulated deficit                                                     (182,561)       (182,561)
                                                                    ------------     -----------
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Total stockholders' equity                                          $     80,894     $   100,469
                                                                    ============     ===========
---------------------------------------------------------------------------------------------------

                                  THE OFFERING

------------------------------------------------------------------------------------------------------------
Acacia Research-Acacia Technologies common stock
offered.......................................................   3,500,000 shares
------------------------------------------------------------------------------------------------------------
Acacia Research-Acacia Technologies common stock
to be outstanding after this offering.........................   27,252,440 shares
------------------------------------------------------------------------------------------------------------
Acacia Research-CombiMatrix common stock offered..............   0 shares
------------------------------------------------------------------------------------------------------------
Acacia Research-CombiMatrix common stock to be
outstanding after this offering...............................   31,200,496 shares
------------------------------------------------------------------------------------------------------------
Use of Proceeds...............................................   We intend to use the net proceeds from the
                                                                 sale of the securities offered by this
                                                                 prospectus and the related accompanying
                                                                 prospectus supplement to provide working
                                                                 capital for our Acacia Technologies group,
                                                                 including the Acacia Technologies group's
                                                                 subsidiaries.
------------------------------------------------------------------------------------------------------------
Nasdaq National Market trading symbols........................   ACTG; CBMX
------------------------------------------------------------------------------------------------------------

     To the extent that any outstanding options are exercised, new options are issued under our stock incentive plans or we issue additional shares of common stock in the future, there will be further dilution to new investors.

                           --------------------------

     Our address is 500 Newport Center Drive, 7th Floor, Newport Beach, California 92660, and our telephone number is (949) 480-8300. Our website is located at www.acaciaresearch.com. Information contained on our website is not incorporated by reference into this prospectus supplement and you should not consider information on our website a part of the prospectus.

                                 USE OF PROCEEDS

     We estimate that the net proceeds we will receive from this offering will be approximately $19,575,000, after deducting the estimated offering expenses. We will retain broad discretion over the use of the net proceeds from the sale of our Acacia Research-Acacia Technologies common stock offered hereby. We currently anticipate using the net proceeds from the sale of our Acacia Research-Acacia Technologies common stock hereby primarily for working capital for our Acacia Technologies group, including the Acacia Technologies group's subsidiaries.

     The amounts and timing of the Acacia Technologies group's expenditures may vary significantly depending on numerous factors, such as the progress of our licensing programs and intellectual property enforcement and development efforts, technological advances and the competitive environment for our businesses. We may use a portion of the net proceeds to acquire additional intellectual property or acquire or invest in businesses complementary to the Acacia Technologies group's business and related technologies. Although we have no specific arrangements with respect to acquisitions, we evaluate acquisition opportunities and engage in related discussions from time to time.

                                    DILUTION

     Our net tangible book value on September 30, 2004 was as follows:

-----------------------------------------------------------------------------------------
                                                               SHARES OF     NET TANGIBLE
                                              NET TANGIBLE    COMMON STOCK    BOOK VALUE
                                               BOOK VALUE      OUTSTANDING     PURCHASE
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
CombiMatrix group                               23,881,000      31,005,585         0.77
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Acacia Technologies group                       28,797,000      19,795,525         1.45
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Acacia Research Corporation Consolidated        52,678,000             N/A          N/A
-----------------------------------------------------------------------------------------

     Without taking into account any other changes in the net tangible book value for the Acacia Technologies group after September 30, 2004, other than to give effect to our receipt of the estimated net proceeds from the sale of the maximum number of shares issuable in this offering (3,500,000 shares) at an offering price of $5.60 per share, less our estimated offering expenses, the net tangible book value of the Acacia Technologies group as of September 30, 2004, after giving effect to the items above, would have been approximately $48,372,000, or $2.07 per share. This represents an immediate increase in the net tangible book value of $0.62 per share to existing holders of Acacia Research-Acacia Technologies common stock and an immediate dilution of $3.53 per share to new investors. The following table illustrates this per share dilution:

-------------------------------------------------------------------------
Offering price per share of Acacia Research-
Acacia Technologies common stock.......................        $ 5.60
-------------------------------------------------------------------------
Net tangible book value per share as of
September 30, 2004(1)..................................        $ 1.45
-------------------------------------------------------------------------
Increase in net tangible book value per share
attributable to the offering(1) .......................        $ 0.62
-------------------------------------------------------------------------
Pro forma net tangible book value per share
as of September 30, 2004, after giving effect
to the offering(1).....................................        $ 2.07
-------------------------------------------------------------------------
Dilution per share to new investors in the
Offering...............................................        $ 3.53
-------------------------------------------------------------------------

     (1) Per share amounts calculated using the net tangible book value of Acacia Research Corporation's Acacia Technologies group.

     The tables above are based on 19,795,525 shares of Acacia Research-Acacia Technologies common stock and 31,005,585 shares of Acacia Research-CombiMatrix common stock outstanding as of September 30, 2004 and exclude the shares of Acacia Research-Acacia Technologies common stock and Acacia Research-CombiMatrix common stock that may be issued upon the exercise of outstanding options granted and shares reserved for issuance under our 2002 Acacia Technologies Stock Incentive Plan and our 2002 CombiMatrix Stock Incentive Plan, as of September 30, 2004.

     To the extent that any outstanding Acacia Research-Acacia Technologies common stock options are exercised, new Acacia Research-Acacia Technologies common stock options are issued under our stock incentive plans or we issue additional shares of Acacia Research-Acacia Technologies common stock in the future, there will be further dilution to new investors.

                              PLAN OF DISTRIBUTION

     We are offering the shares of our Acacia Research-Acacia Technologies common stock through direct sales to purchasers without the use of placement agents.

     The shares of Acacia Research-Acacia Technologies common stock sold in this offering will be listed on the Nasdaq National Market under the trading symbol "ACTG." We expect that the shares of Acacia Research-Acacia Technologies common stock will be delivered only in book-entry form through The Depository Trust Company, New York, New York on or about February 10, 2005.

     It is possible that not all of the shares of our Acacia Research-Acacia Technologies common stock offered pursuant to this prospectus supplement will be sold at the closing, in which case our net proceeds would be reduced.

     The estimated offering expenses payable by us are approximately $25,000, which includes legal, accounting and printing costs and various other fees associated with registering and listing the shares of Acacia Research-Acacia Technologies common stock. After deducting our estimated offering expenses, we expect the net proceeds from this offering to be up to approximately 19,575,000.

     We have agreed with certain purchasers of our Acacia Research-Acacia Technologies common stock sold in this offering to register upon demand, at our sole cost and expense, the resale of such common stock if such purchasers collectively own more than ten percent of our total outstanding common stock.

     The transfer agent for our common stock is U.S. Stock Transfer Corporation, Glendale, California.

                                  LEGAL MATTERS

     Certain legal matters relating to this prospectus supplement will be passed upon for us by Greenberg Traurig, LLP, Costa Mesa, California.